Artificial Intelligence Economic Development Corporation
Balance Sheets
(Unaudited)

		December 31, 2020		December 31, 2019
ASSETS				
Cash	$	11,802	$	31,254
Total current assets		11,802		31,254
Total assets	$	11,802	$	31,254
LIABILITIES AND SHAREHOLDERS' EQUITY				
Income taxes payable	$	600	$	600
Total current liabilities		600		600
Commitments and contingencies		-		-
Common stock, par value $0.06; 660,000 shares authorized, 635,800 issued and outstanding		38,148		33,000
Preferred stock, par value $0.06; 340,000 shares authorized, none issued and outstanding		-		-
Paid-in-capital		53,854		53,854
Accumulated deficit		(80,800)		(56,200)
Total shareholders' equity		11,202		30,654
Total liabilities and shareholders' equity	$	11,802	$	31,254